FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: F5 Networks and Radware Settle Cookie Persistence Patent Lawsuit, Dated September 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: September 20, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: F5 Networks and Radware Settle Cookie Persistence Patent Lawsuit, Dated September 16, 2004.

EXHIBIT 10.1

F5 Networks and Radware Settle Cookie Persistence Patent Lawsuit

SEATTLE & MAHWAH, N.J., Sept. 16, 2004--F5 Networks, Inc. (Nasdaq:FFIV), and Radware Ltd. (Nasdaq:RDWR), and Radware Inc. announced the settlement of a patent dispute over F5 Networks' U.S. Patent No. 6,473,802 entitled, "Method and System for Storing Load Balancing Information with a HTTP Cookie." Under the settlement agreement, the explicit terms of which are confidential, Radware will take a nonexclusive license to the F5 '802 patent.

"We're pleased to resolve this lawsuit and are happy with the terms of the settlement," said John McAdam, President and CEO of F5 Networks. "This agreement helps protect F5's valuable intellectual property."

"Radware is pleased to have resolved this lawsuit and is happy with the terms of the settlement," said Dave Hubbard, President Americas of Radware Inc.

In October 2002, F5 was awarded the patent for its Cookie Persistence technology -- U.S. Patent No. 6,473,802 entitled, "Method and System for Storing Load Balancing Information with an HTTP Cookie," which enables key capabilities for any traffic management and load balancing product. F5's patented Cookie Persistence technology uses a HTTP cookie stored on the customer's computer to allow the customer to reconnect to the same server previously visited at a Web site.

About F5 Networks

F5 enables organizations to successfully deliver business-critical applications and gives them the greatest level of agility to stay ahead of growing business demands. As the pioneer and global leader in Application Traffic Management, F5 continues to lead the industry by driving more intelligence into the network to deliver advanced application agility. F5 products ensure the secure and optimized delivery of applications to any user -- anywhere. Through its flexible and cohesive architecture, F5 delivers unmatched value by dramatically improving the way organizations serve their employees, customers and constituents, while lowering operational costs. Over 6,500 organizations and service providers worldwide trust F5 to keep their businesses running. The company is headquartered in Seattle, Washington with offices worldwide. For more information go to www.f5.com.

All brands, names, or trademarks mentioned in this document are the property of their respective owners.

About Radware

Radware (Nasdaq:RDWR) is the Global Leader in Intelligent Application Switching, enabling the full availability, maximum performance and complete security of all mission critical networked applications while dramatically cutting operating and scaling costs. Radware's integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

This press release may contain forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts", "potential" or "continue" or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Companies' filings with the SEC.

Contact:

F5 Networks, Inc.
Alane Moran, 206-272-6850
a.moran@f5.com

or

Connect Public Relations for F5 Networks
Holly Hagerman, 801/373-7888
hollyh@connectpr.com

or

Radware Ltd.
Jon Rabinowitz, 201-512-9771, ext. 233
jonr@radware.com

or

Investor Relations
Dennis S. Dobson, 203-255-7902
IR@Radware.com